

January 6, 2012

Via Email
Andrew J. Befumo
Befumo & Schaeffer, PLLC
1629 K Street NW, Suite 300
Washington, DC 20006

**Re: Continental Alloy Wheel Corporation
Amendment No. 4 Registration Statement on Form S-1
Filed December 22, 2011
File No. 333-173038**

Dear Mr. Befumo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your disclosure in the fourth sentence of the second paragraph of the cover page that Underhill Securities will act as trustee for persons having beneficial interests in the account. Please revise to clarify that all subscription funds will be held for the sole benefit of the purchasers. See Rule 419(b)(2)(iii) and (b)(3)(ii). Also, please revise the cover page to disclose, if true, that the books and records of the broker-dealer will indicate the name, address and interest of each person for whom the account is held. See Rule 419(b)(1)(ii).

2.   Please revise the cover page to restore the information previously provided in the fourth paragraph on the cover page of Amendment No. 1 filed with the Commission on September 23, 2011.

The Offering, page 6

3.   We note your response to prior comment 4 and reissue in part. Please disclose the
      identity of the party responsible for determining whether the conditions to the offer
      and to the release of funds and securities have been met.

Deposit of Offering Proceeds and Securities, page 7

4.   We note that your disclosure does not discuss the deposit of securities into the
      account. Please revise your disclosure or tell us why you believe revisions are
      unnecessary.

5.   Please revise to disclose that the restriction discussed in the final sentence of this
      section is imposed by your escrow agreement with Underhill Securities. Given that
      the terms of your escrow agreement will govern the release of funds, please remove
      your reference in this sentence to language under Rule 419 that would, in the absence
      of your contractual terms, permit you to access 10% of proceeds prior to completion
      of the offering. Also, please clarify the specific risk factor that you intend to cross-
      reference as it does not appear that any of risks discussed in the prospectus relate to
      the release of 10% of proceeds.

Deposit into Escrow Account, page 19

6.   With respect to your response to prior comment 6, we note your continued disclosure
      in this section that interest may accrue on deposited funds and that you may issue
      convertible securities or other derivative securities in connection with this offering.
      Your disclosure elsewhere in the prospectus expressly states that deposited funds will
      be held in a non-interest bearing account and makes no reference to convertible
      securities or other derivative securities. Please reconcile.

7.   Refer to the first sentence of the final paragraph of this section. Your disclosure here
      and elsewhere in the prospectus states that Underhill Securities has established (or
      will establish) an account at Wells Fargo Bank and will deposit offering proceeds into
      the account. However, the escrow agreement filed as exhibit 99.1(a) states that the
      account was established by the company. We also note that Section 3 of the escrow
      agreement and pages 6 and 19 of the prospectus state that the company will be
      responsible for depositing funds into the account. Please reconcile.

Financial Statements

8.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

<u>Consent of Independent Registered Public Accounting Firm – Exhibit 23.1</u>

9.   To the extent there is a delay in requesting effectiveness of your registration
        statement, or there is any change, other than typographical, made to the financial
        statements, or there have been intervening events since the prior filing that are
        material to the company, please provide a currently dated and signed consent from
        your independent accountants with your next amendment.

<u>Exhibit 99.1(a)</u>

10.   Refer to paragraph vii. under "Deposit and investment of offering proceeds" on page
        2 of the escrow agreement. We note that this paragraph does not specify the offering
        amount that must be reached in order for the escrow to terminate. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the
  federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration
statement. Please allow adequate time for us to review any amendment prior to the requested
effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, the accounting reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please call Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director